

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 25, 2010

Richard D. Levy
Executive Vice President and Controller
Wells Fargo & Company
420 Montgomery Street
San Francisco, CA 94163

> **Re: Wells Fargo & Company**
> **Form 8-K filed January 20, 2010**
> **File No. 001-02979**

Dear Mr. Levy:

We have completed our review of your Form 8-K and have no further comments at this time.

Sincerely,

Kevin W. Vaughn
Accounting Branch Chief